Exhibit 99.7

NICE Receives a Perfect Score From Customers For WFM Product Innovation,
Vendor Satisfaction and AI and ML Enablement in DMG Consulting Report

Ranked as WFM market share leader for 12th consecutive year, NICE rated the sole recipient of perfect customer satisfaction scores for supporting AI and ML enablement and mitigating pandemic related impacts

Hoboken, N.J., April 19, 2021– NICE (Nasdaq: NICE) today announced that it has been recognized as the market share leader in Workforce Management (WFM) for the 12th consecutive year based on seats by DMG Consulting LLC, a leading independent industry analyst firm. NICE has market share leadership with 32.1 percent for the period ending December 31, 2020, up 2.2 percentage points over the previous year; and also received the highest average product satisfaction score of 4.92 from customers. Customers surveyed in DMG Consulting’s annual 'Workforce Management Product and Market Report' presented NICE with perfect scores for overall vendor satisfaction, product and pricing.

NICE was the only featured player to receive a perfect customer satisfaction score for supporting AI and machine learning enablement and mitigating pandemic related impacts in DMG’s latest WFM report. Additional product capabilities NICE received top customer satisfaction scores for include support the unique requirements of each voice and digital channel, accurately forecast and efficiently schedule blended omnichannel and multi-skill environments, make automated intraday staffing adjustments based on real-time conditions, monitor and report real-time adherence for agents that dynamically move between voice and digital channels, calculate and apply shrinkage automatically, and streamline and automate administrative processes.

Also noteworthy amongst the top customer satisfaction ratings NICE received was a perfect 5.0 across nine vendor satisfaction categories including product, implementation, professional services, ongoing service and support, product innovation, responsiveness to product enhancement requests, vendor communication, pricing, and overall vendor satisfaction.

Donna Fluss, President, DMG Consulting, said, "New-gen WFM suites are AI-enabled and designed to meet the needs of omnichannel and multi-skill servicing environments, multinational enterprises and digital natives, and the up-and-coming Gen Z workforce. Artificial Intelligence, ML and intelligent automation are key enablers of these vastly improved WFM solutions.”

Barry Cooper, President, NICE Workforce & Customer Experience Group, said, "Nothing speaks louder than the impressions of our customers. To be the only player to receive a perfect score for mitigating pandemic related impacts speaks of our ability to support our customers in the moments that matter.”

DMG Consulting LLC's annual 'Workforce Management Product and Market Report' comprehensively analyzes the WFM market, solutions and product suites. The analysis provides an in-depth review of WFM suites, including core forecasting and scheduling, intraday management, real-time adherence, time-off management, self-service and reporting capabilities, along with a variety of value-added and optional modules.

NICE WFM streamlines, automates and optimizes scheduling for agents and supervisors. This improves agent satisfaction by speeding up turnaround time while simplifying supervisors' lives through auto-approval and easier access to agent requests. By moving from a manual system to NICE WFM's automated offering, companies benefit from increased occupancy and shrinkage calculations, which in turn improves reporting accuracy and forecasting.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.